

March 24, 2023

Elaine Marion
Chief Financial Officer
ePlus inc.
13595 Dulles Technology Drive
Herndon, VA 20174

> **Re: ePlus inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2022**
> **Filed May 26, 2022**
> **File No. 001-34167**

Dear Elaine Marion:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2022

Key Business Metrics, page 28

1. On page 31, you define Adjusted gross billings as your technology segment net sales calculated in accordance with US GAAP, adjusted to "exclude" the "costs incurred" related to sales of third-party maintenance, software assurance, subscription/SaaS licenses, and services. To the extent these "costs" were not "included" in GAAP net sales, please revise the definition to state, if true, that the measure "adds" such amounts to net sales. To the extent these "costs" were not "incurred" in your statements of operations, revise to characterize them as other than costs (e.g., expenditures). In addition, you disclose the reason management uses this measure. Please tell us and revise to disclose substantive usefulness to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. Finally, please tell us your consideration of Non-GAAP C&DI 100.04, and specifically bullet point two, in presenting this measure. In this regard, it appears the measure you present as billings includes amounts that will never be recognized as revenue.

Management's Discussion and Analysis
Financial Summary, page 31

2.   A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes and some of the factors appear non-substantive. For example, on page 31 you state the increase in net sales was driven by higher product and service revenues. On page 36 you state Technology segment net sales increased due to an increase in net sales to your customers in various industries and that gross profit increased due to higher margins. We believe your disclosures could be improved by:

- relying on the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Notes to Consolidated Financial Statements
Note 16. Segment Reporting, page F-31

3.   You disaggregate Technology segment revenue by customer end market and vendor. With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 in selecting the appropriate categories to use to disaggregate revenue. In this regard, we note from your disclosure on page 22 that over the past several years you have seen an industry shift to "as a service" offerings and from your disclosure on page F-15 that you recognize certain revenue over time.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services